# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vericel Corporation, CIK 0000887359
CUSIP: 92346J108
Title of class of securities: Common Stock, No Par Value Per Share
Address of issuer's principal executive offices: 64 Sidney Street, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000885062

## Reporting persons
- Brown Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,213,496; shared voting power 0; sole dispositive power 1,950,989; shared dispositive power 0; aggregate amount beneficially owned 1,950,989 (3.87% of the class)

## Item 1. Issuer
Name of issuer: Vericel Corporation
Address of issuer's principal executive offices: 64 Sidney Street, Cambridge, MA 02139

## Item 2. Person Filing
Name of person filing: Brown Capital Management, LLC
Address of principal business office or, if none, residence: 1201 N. Calvert Street, Baltimore, Maryland 21202
Citizenship: State of Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1950989
Percent of class: 3.87
Sole power to vote or to direct the vote: 1213496
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1950989
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the shares set forth in Item 4 are owned by various investment advisory clients of Brown Capital Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares and/or its ability to vote such shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brown Capital Management, LLC: /s/ Eddie C. Brown, Eddie C. Brown, CEO (11/12/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.